Nasdaq: DSWT

DURASWITCH® Industries Inc

Licensing Patented Enabling Technologies

Sharing switch design advantages with manufacturers and OEMs worldwide

2001 ANNUAL REPORT

Industrial Keyboard Design Concept



Create panel where multi-directional cursor control is integrated with other switches on same circuit substrate and is not an added component.

Use fewer components and simple manufacturing methods to save time and reduce costs.

Reliable MagnaMouse™ can replace failure-prone switches in an industrial keypad and withstand harsh manufacturing environments.

Duraswitch MagnaMouse™ multi-directional switch technology mounts on flex circuit or PCB resulting in additional design options.

Reliablity:
Magnet creates self centering switch. No springs or other elastic materials to degrade or wear.

Dear Shareholders:

The formula for enhancing our shareholders' value is simple: the more applications that utilize Duraswitch technologies, the more licensing revenue Duraswitch receives. Our focus is, and must be, on increasing market awareness of the advantages of our patented technologies and on building our network of licensed manufacturers who deliver the product switch solutions to their customers.

Duraswitch technologies are enabling designers and manufacturers to capitalize on integration design options that were never before available with previous switch technologies. Our vision is to become the new industry standard for electronic switches. The advantages of our technologies include: the ability to integrate multiple switch types in flat-panel and slim-profile designs; high durability and reliability; sealability against harsh environments; illumination capabilities and an ergonomic, user-friendly interface. Our technologies enable traditional electrical switch manufacturers to reduce their package size and transition to an electronic switch output, yet maintain their traditional look and feel. Industry trends reflect a shift from electrical to electronic, and we believe we are at the right place at the right time with the tools to meet these needs.

We believe our licensing business model positions us, and our licensed manufacturer partners, for success through the application of our innovative technologies. Our plan to license these technologies, rather than manufacture them internally, creates win-win-win relationships. Licensed manufacturers can profit from their core-manufacturing competency. Their customers receive an innovative switch solution in their products. Duraswitch receives licensing royalty revenue on every switch produced using proprietary Duraswitch technologies.

In 2001, we targeted and executed licensing agreements with several quality international switch manufacturers, expanding our licensee network. We are excited to have added manufacturers in Europe, Asia and Canada for geographic diversity. We have executed agreements with 24 established manufacturers worldwide through the end of 2001. We have seen broadening market awareness of our technologies as our licensees cultivate their established customer relationships and introduce our technologies. We continue to develop new technology advancements and add to our intellectual property portfolio. And, we have begun to form strategic technology alliances with partners offering complementary technologies, creating marketing and engineering synergies to both companies and our licensed partners.

Duraswitch is committed to the continued innovation and industry adoption of our patented, enabling technologies. We are focused on building our licensed manufacturer network, forming alliances with synergistic technologies, and targeting key industry, high-volume switch projects to incorporate Duraswitch technologies. Our goal is to enhance shareholder value by creating growth from the solid foundation that is in place and from the opportunities that arise from increased market awareness and the creation of additional win-win-win relationships. We are pleased to have you as a partner in our vision where "The World is Switching."

Sincerely,

Robert J. Brilon
President and CEO
March 2002

Duraswitch Overview

Duraswitch holds **multiple patents** for **enabling electronic switch technologies**. Our technologies can be used to produce user-controls, including pushbuttons, knob-type rotary controls, slide controls, mouse or multi-directional cursor and menu controls, and a host of integrated combinations.



Move to state-of-the-art electronic technology from high-current, bulky, electrical switches.
Maintain durability for vandal-resistant panels.
Maintain standard customer keycap with Duraswitch technology replacing previous actuators.
N/O
N/O
Thin, surface-mount panel eliminates the need for cutting holes in elevator wall for installation.
Reduce size & complexity by replacing two redundant mechanical switches with one reliable PushGate™.

Elevator Control Design Concept

The company was formed in 1997 to bring its patented, next generation electronic switches to the market. **1997 and 1998 were testing and development years** for our technologies. In **1999, we produced switch panels** for a variety of industries and began to prove the practical manufacturability and inherent advantages of our technologies. Then in **2000, we began the next phase of our business model – licensing our technologies** to switch manufacturers and OEMs and promoting the functional and economic benefits that our technologies bring to electronic switch panels and the products they operate. The more applications that utilize our technologies, the more licensing revenue Duraswitch receives.

Strategic Licensing Strategy

We **license to switch manufacturers and OEMs worldwide**, enabling them to market and manufacture products incorporating our technologies. In 2001, one of our goals was to **add established manufacturers worldwide** to our network of licensees and train them to sell and produce Duraswitch technologies. We also, through our own direct marketing efforts, **target OEMs with high-volume applications** to increase the market's awareness of our technologies. Duraswitch receives a **per switch royalty** based on the number of switches using our technologies. Licensing our technologies brings down many barriers typically faced with the introduction of new technologies and allows switch manufacturers that would have been our competition to become allies and advocates of our technologies.

Solid Foundation and Sustainable Competitive Advantage

Duraswitch is building a solid network of licensed switch manufacturers and OEMs. Already, **24 manufacturers worldwide have licensed the right to utilize Duraswitch technologies when manufacturing products for their customers**. We also have an **experienced management team** that will continue to capitalize on our **sustainable competitive advantage** with our patented switch technologies.

The Duraswitch Magnetic Advantage: Patented Enabling Technologies

Duraswitch technologies enable switch manufacturers to combine the best attributes and capabilities of electro-mechanical and flat-panel controls into a switch package utilizing the inherent advantages of magnetic materials. Our technologies were developed to add a new dimension for designers and manufacturers and free them from the limits of the other types of switches. With Duraswitch, they can **integrate multiple types of controls into one slim-profile panel** using PCB or flex circuitry, simplify panels to make an **easy-to-use interface, and eliminate costly noise or light** indicators. **Electro-mechanical electrical switches can incorporate our technologies to transform their output to electronic, reduce package size** and parts count, while maintaining the same look and feel for the end-user.

With multiple U.S. and foreign patents issued and pending on our core technologies, we continue to develop and expand our capabilities. Our current research and development efforts are focused on adapting the enabling technologies for high-volume OEM applications and supporting our licensees to meet the needs of their customers.

Appliance Panel Design Concept

Use the Duraswitch solution to incorporate the best of both electronic & mechanical panels.

Simplify a thin, multi-pushbutton electronic panel by using thiNcoder™ flex circuit rotary switches. thiNcoder enables designers to use a dial even when a panel thickness prevents the use of other dials.



Automatic Cycles
Timed Cycles
Normal

Integration of multiple switch types into flat panel, flex circuit design.

- Push button
- Rotary/dial
- Slide (not shown)

Surface mount electronic technology to enable manufacturers to interchange panels for different models and makes.

Surface mount electronic technology to eliminate bulky wiring and the need for space behind the panel and unique mounting configurations.

Cost savings by eliminating components and simplifying manufacturing processes.

The Duraswitch Marketing and Sales Advantage: Licensing Intellectual Property

By licensing our technologies, we are **turning would-be competitors into allies and advocates** of Duraswitch. We are not trying to gain a stronghold in the market by eliminating the competition, but instead we are partnering with them to **create win-win-win relationships**. Our licensing program makes it easy for a manufacturer to add our technologies to their product line. Our licensees do what they do best – **high-quality manufacturing for a profit** – while delivering a **desired switch solution** to their customers. Duraswitch does what it does best – **technology development and licensing for royalty revenue.**

A Royalty Revenue Model

Duraswitch receives per switch royalties based on the number of switches using our technologies. In April 2000, **Delphi Automotive Systems LLC, now Delphi Corporation,** paid an up-front fee of $4 million for an exclusive license for the automotive industry for seven years and was issued the right to purchase up to 19.9% of Duraswitch common stock. Delphi purchased 18% in June 2000 for $11.5 million. Delphi still holds a warrant to purchase 225,000 shares at $7 through April 2004 and as part of the licensing agreement has a non-exclusive license for most other industries. In addition, they **guaranteed minimum royalties of $12 million** in the automotive industry during the initial seven-year term of the exclusive agreement.

Driving Demand

Driving demand for our switch solutions is a matter of developing **awareness and education of our technologies**. We have a three-prong approach to creating demand for our technologies. One, we go **directly to switch manufacturers** to license them to market and manufacture our technologies utilizing their established customer base. Two, we market **directly to OEMs** and demonstrate the value for their specific industry. We give them the following technology access alternatives: they can license our technologies directly, work with one of our current licensees or have their current manufacturer license our technologies. Three, we **educate design houses and design engineers** on the attributes and flexibility of our technologies, allowing them to spec-in Duraswitch in their product designs.

Gaming Control Design Concept


Simplify manufacturing and assembly by eliminating costly wiring and bulky mechanical switches.
DEAL
HOLD
BET 1
MAX BET
Maintaining the same look and feel of the panel is important to gaming industry.
Reliable Duraswitch technology eliminates costly machine down time.
Move to electronic technology from electrical.
Design switch panel using Pushgate™ to be surface mountable eliminating need for unique mounting panels.

Strategic Technology Alliances

Our strategic alliances with manufacturers of synergistic technologies leverage resources and expertise in engineering, marketing, training and purchasing, which ultimately allows our licensees to offer their customers more variations and options in their products. Alliances we have in place include:

- **Durel Corp.**: An affiliate of 3M and Rogers Corp., Durel is the largest supplier of electroluminescent (EL) systems in the world. Durel's patented electroluminescent backlighting, which was popularized as a feature of the Timex Indiglo® brand of watches, is increasingly being used to provide lighting for products in the consumer electronics, cellular, appliance and automotive industries because it offers uniform light in a thin, lightweight, low power package.
- **Hanaco Manufacturing Co.**: A privately owned company, Hanaco is a leading source of elastomer rubber overlays for keypads. This soft keycap is often featured on phone keypads, security or remote control units. Duraswitch and Hanaco share several key target industries including: appliance, medical equipment, security system, point-of-sale equipment, musical equipment, test and measurement devices, and computer and peripheral equipment.

Major Opportunities and Challenges

We have built a solid foundation and feel we have positioned the company to **capitalize on significant opportunities**. Certain **key markets** such as appliance, medical, gaming, security and industrial controls are targets for Duraswitch technologies. Our technologies provide unique design solutions, and also expand functional capabilities for these areas.

Our licensing model provides the opportunity for unique top-line and bottom-line dynamics and will allow us to **achieve greater bottom-line results through higher gross margins during a revenue ramp**, than that of a traditional manufacturing enterprise. Duraswitch can capitalize on the sales, marketing and manufacturing capabilities of our licensees to handle the volume ramp as it occurs.

Benchmarks

These are some key metrics of our progress:

- Adding new strategic licensed partners (licensees);
- Growing the number of licensee customer applications using Duraswitch technologies;
- Forming strategic technology alliances with manufacturers of synergistic technologies;
- Expanding technology advancements and patents in our intellectual property portfolio;
- Achieving revenue and bottom line growth through advances in the above metrics.

Financial Contents



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following discussion should be read in conjunction with our audited consolidated financial statements and associated notes appearing elsewhere in this report.

We have developed, patented and licensed innovative technologies utilizing a magnetic based design for electronic switches. We are currently expanding the use of these technologies by licensing manufacturers to produce and sell products using our technologies. We believe these patented technologies allow us and our licensees to provide innovative solutions to the design challenges faced by original equipment manufacturers, ("OEMs"), and component suppliers.

We were incorporated on May 1, 1997, as Total Switch, Inc. ("Total Switch"). In order to establish a market value for our stock to acquire other businesses necessary for our growth, we combined with an inactive, publicly traded company on December 31, 1997, and changed its name to Duraswitch Industries, Inc. ("Duraswitch"). As a result of this transaction, Total Switch became a wholly owned subsidiary of Duraswitch, and Total Switch's former stockholders acquired a controlling interest in Duraswitch. During 1998, through the acquisition of Aztec Industries, Inc. ("Aztec"), formerly a manufacturer of membrane switches, we commenced operations and designed, manufactured, marketed and distributed integrated electronic control panels developed with our patented technologies.

During 2000, we started to implement a business model of licensing our technologies rather than manufacturing switches ourselves. During 2001, we completed this transition and expect our future revenues to come from our licensing efforts. As of December 31, 2001, we had 24 licensees, foreign and domestic, and we are continuing our efforts to expand our licensee base worldwide.

Our research and development expenses are comprised mainly of research and development personnel and occupancy costs. Our selling, general and administrative expenses are comprised mainly of labor costs associated with our sales and administrative salaries, depreciation and amortization, travel costs, advertising and occupancy costs.

During the second quarter of 2001, we completed the transition to a licensing business model away from switch manufacturing and, as a result, the relationship between net revenue, cost of goods sold and operating expenses reflected in our financial information may not represent future expected financial relationships. Given the early stage of our licensing business model, we do not believe period-to-period comparisons of results of operations are meaningful.

Critical Accounting Policies

In accordance with recent Securities and Exchange Commission guidance, the material accounting policies that we believe are the most critical to an investor's understanding of our financial results and condition and require management's judgment are discussed below. As a technology licensing company, we believe our critical accounting policies are those that deal with the value of our patents and goodwill and with our method of recognizing revenue. Information regarding all other significant accounting policies is included in Note 2 of our Notes to the Consolidated Financial Statements.

Impairment of Long-Lived Assets and Assets to be Disposed of. The Company reviews its long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Our intangible assets are primarily our patents and the goodwill associated with the acquisition of Aztec Industries. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeds the fair market value of the assets. As of December 31, 2001, no assets have been considered to be impaired.

We evaluate the recoverability of property and equipment and intangibles not held for sale by comparing the carrying amount of the asset or group of assets against the estimated undiscounted future net cash flows expected to result from the use of the asset or group of assets. Goodwill from acquisitions related to a group of assets being evaluated for impairment is included in the evaluation. If the undiscounted estimated cash flows are less than the carrying value of the asset or group of assets being reviewed, an impairment loss would be recorded. The loss would be measured based on the estimated fair value of the asset or group of assets compared to cost. The estimated fair value would be based on the best information available under the circumstances, including prices for similar assets and the results of valuation techniques, including the present value of expected future cash flows using a discount rate commensurate with the risks involved.

Revenue Recognition. We enter into licensing agreements with our customers. Our licensing strategy incorporates a simplified requirement whereby the licensee purchases defined licensed components from Duraswitch. The component cost includes the royalty for the rights to manufacture, assemble and sell patented Duraswitch technologies. In some cases where no components are supplied, we are paid a royalty per switch manufactured.

We support our licensees with engineering, design, testing, specification materials, training programs, marketing assistance, customer leads, and patent protection. Every licensee has strict qualitative standards to maintain as part of their licensing agreement. Our non-exclusive licensees pay between $0.10 and $0.78 per switch depending on the type of switch and volume.

The terms of some of our license agreements require prepayment of royalties to Duraswitch. The prepayments are recorded as deferred revenue and licensing revenue is recognized when the royalties are earned under the licensing agreements. Royalties are considered earned when the licensee purchases component parts from Duraswitch or, when component parts are not supplied by Duraswitch, royalties are considered earned when the licensee manufactures a switch utilizing Duraswitch technology. The deferred revenue received from Delphi Automotive Systems LLC, now Delphi Corporation ("Delphi") in 2000 is being amortized over the initial seven-year term of the exclusive license agreement.

Results of Operations for the Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Net Revenue

We recorded net revenue of $985,312 for the year ended December 31, 2001, compared to $2,318,736 for the year ended December 31, 2000, a decline of $1,333,424. The decline in our net revenue is primarily due to our shift in our business model from switch manufacturing to technology licensing. Accordingly, our licensing revenue for 2001 increased to $835,541 compared to $533,137 in 2000, an increase of $302,404, and our product sales revenue decreased to $147,771 for 2001 compared to $1,785,599 for 2000, a decline of $1,635,828.

During 2000, we started to implement our new business model of licensing our technologies rather than manufacturing switches ourselves. We have completed this transition and expect almost all of our future revenue to come from our licensing efforts. As of December 31, 2001, we had 24 licensees, foreign and domestic. Because the revenue generated from licensing switch technologies is lower than the revenue from manufacturing the same number of switches, we expected our net revenue to decline as we transitioned into a licensing business model. During the transition, we have referred our switch customers and product sales leads to our licensees. As expected, product revenues have decreased as we completed delivery against our remaining customer purchase orders.

The shift in our business model from manufacturing to licensing and the addition of licensed manufacturers during the year accounted for the increase in our licensing revenue. Our license agreement with Delphi generated licensing revenue of $411,362 or 49% of our licensing revenue and 42% of our total net revenue for the year ended December 31, 2001 and $277,860 or 52% of our licensing revenue and 12% of our total net revenue for the year ended December 31, 2000. Licensing revenue from Delphi primarily resulted from the amortization of deferred licensing revenue which was received in 2000.

Product revenue was $149,771 and $1,785,599 for the years ended December 31, 2001 and 2000, respectively, a decline of $1,635,828 resulting from the implementation of our new business model, which called for transitioning away from switch manufacturing. We have referred all of our switch customers to our licensees. Our revenue in 2000 was primarily generated from designing, developing, and producing prototypes of customer switch applications and low volume production runs. Additionally, we had been performing pursuant to a long-term purchase order with Siemens Building Technologies, Inc. This purchase order was completed in the second quarter of 2001 and generated 74% of our product revenue for the year ended December 31, 2001. This project has been transitioned to one of our licensees.

Cost of Goods Sold

Cost of goods sold was $256,838 for 2001, compared to $2,054,655 for 2000, a decrease of $1,797,817. The decrease in cost of goods sold reflects our transition from the low-margin business of manufacturing to the high-margin business of licensing. Licensing cost of sales for 2001 was $100,540 compared to $49,666 in 2000, an increase of $50,874 reflecting the growth of our licensing business.

Product cost of goods sold was $156,298 in 2001 compared to $2,004,989 in 2000, a decline of $1,848,691. The decrease in product cost of goods sold was primarily due to our transition to a licensing business model from a manufacturing model. The decrease in overall cost of goods sold as a percentage of net revenue was primarily due to the higher gross margins we achieved through our licensing agreements and decreased manufacturing costs by utilizing our licensees and subcontractors for manufacturing.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $3,899,652 for 2001, compared to $3,343,605 for 2000, an increase of $566,047. The increase in selling, general and administrative expenses was primarily related to costs associated with the Chairman of the Board's resignation of his CEO position. Under the terms of his agreement, in the event of resignation, he was entitled to salary and benefits for an 18-month period. As a result, we have recorded a charge of $397,431 in 2001. Costs associated with additional sales and administrative personnel added during 2001 also contributed to the increase.

Research and Development

Research and development expenses were $2,773,221 for 2001, compared to $1,716,825 for 2000, an increase of $1,056,396. The increase was primarily attributable to costs related to additional research and development personnel, expanded modeling and testing capabilities and related occupancy costs.

Loss from Operations

As a result of the factors described above, the loss from operations was $5,944,399 for 2001, compared to $4,796,349 for 2000, an increase of $1,148,050.

Other Income-Net

Other income-net was $554,245 for 2001, compared to $686,472 for 2000, a decline of $132,227. The decrease in other income-net is due to the decrease in investment income as a result of lower interest rates and lower average cash balances.

Net Loss

As a result of the factors described above, the net loss was $5,390,154 for 2001, compared to $4,109,877 for 2000, an increase of $1,280,277.

Results of Operations for the Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

Net Revenue

We recorded net revenue of $2,318,736 for the year ended December 31, 2000, compared to $1,674,174 for the year ended December 31, 1999, an increase of $644,562. Licensing revenue for 2000 was $533,137 compared to $0 in 1999. Our shift in our business model accounted for the increase in our licensing revenue. The license agreement with Delphi generated licensing revenue of $277,860 or 52% of our licensing revenue for the year ended December 31, 2000. Licensing revenue from Delphi primarily resulted from the amortization of deferred licensing revenue which was received in 2000.

During 2000, product revenue was $1,785,599 compared to $1,674,174 in 1999, an increase of $111,425. Effective March 31, 2000, we resolved the Ericsson Inc. ("Ericsson") purchase order cancellation discussed in our 1999 10-KSB annual report. This resolution was based on Ericsson's acknowledgement of financial responsibility for the purchase order dated April 7, 1999, between Ericsson and Duraswitch for the custom design of a compact mode selector/volume control rotary type switch. Ericsson agreed to pay and Duraswitch accepted $340,000 as an equitable resolution. The payment from Ericsson represented 19% of our product revenue for 2000. The remaining change in product revenue was driven by market acceptance of our switches relying on our patented technologies rather than older membrane switch technology and the shift to our new business model of licensing.

Cost of Goods Sold

Cost of goods sold was $2,054,655 for 2000, compared to $2,029,208 for 1999, an increase of $25,447. Licensing cost of sales for 2000 was $49,666 compared to $0 in 1999. The increase in licensing cost of sales was due to our transition to a licensing business model, as opposed to a product-based model. 2000 was our initial transition year from manufacturing to licensing.

Product cost of goods sold was $2,004,989 in 2000 compared to $2,029,208 in 1999, a decline of $24,219. The decrease in cost of goods sold as a percentage of net revenues was primarily due to our transition to a licensing business model from a manufacturing model. The decrease in overall cost of goods sold as a percentage of net revenue was primarily due to the higher gross margins we achieved through our licensing agreements and decreased manufacturing costs by utilizing our licensees and subcontractors for manufacturing.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $3,343,605 for 2000, compared to $2,311,577 for 1999, an increase of $1,032,028. The increase in selling, general and administrative expenses was directly related to building an infrastructure to accommodate expected licensing programs and sales growth, including increased salary costs, occupancy costs and travel costs. Documenting our manufacturing processes, structuring the technology-licensing program and training our licensees all contributed to increased expenses.

Research and Development

Research and development expenses were $1,716,825 for 2000, compared to $889,922 for 1999, an increase of $826,903. The increased costs were attributed to hiring additional engineering personnel, engineering consulting services, and additional modeling, occupancy and small tools purchased to continue development, modeling and testing of new product applications.

Loss from Operations

As a result of the factors described above, the loss from operations was $4,796,349 for 2000, compared to $3,556,533 for 1999, an increase of $1,239,816.

Other Income-Net

Other income-net was $686,472 for 2000, compared to $81,615 for 1999, an increase of $604,857. Additional cash generated from our public offering (August 1999) and the exclusive license fee and equity transactions with Delphi (May and June 2000, respectively) was the primary reason for the increase.

Net Loss

As a result of the factors described above, the net loss was $4,109,877 for 2000, compared to $3,474,918 for 1999, an increase of $634,959.

Liquidity and Capital Resources

Cash and cash equivalents were $12,016,430, $16,445,564 and $5,884,827 on December 31, 2001, 2000 and 1999, respectively. The decrease in the cash and cash equivalents during 2001 is primarily attributable to cash used in operations offset by the proceeds from the stock sales related to the exercise of employee stock options. The increase in cash and cash equivalents during 2000 was primarily due to the exclusive license fee and equity transactions with Delphi.

Net cash used in operating activities was $4,885,985, $1,206,287 and $3,248,117 for 2001, 2000 and 1999, respectively. In 2001, cash used in operating activities consisted primarily of the net loss and a decrease in deferred licensing revenue which was partially offset by an increase in accrued salaries and benefits, an increase in other non-current liabilities and by depreciation and amortization. In 2000, cash used in operating activities consisted primarily of the net loss, a decrease in accounts payable and accrued salaries and benefits which was partially offset by an increase in deferred licensing revenue, depreciation and amortization and a decrease in inventory. In 1999, cash used by operating activities consisted primarily of the net loss and an increase in inventory which was partially offset by depreciation and amortization and an increase in accrued salaries and benefits.

Net cash used in investing activities was $670,114, $841,239 and $627,314 in 2001, 2000 and 1999, respectively. Our net cash used in investing activities in 2001 and 2000 consisted primarily of purchases of computer equipment, modeling and test equipment, and an increase in patents. In 1999, cash used in investing activities consisted primarily of purchases of computer equipment, modeling and test equipment and leasehold improvements and a loan to Camplex/Concept W Corporation in anticipation of our acquisition of Camplex, which we subsequently abandoned and received repayment of $60,000 by December 31, 1999.

Net cash provided by financing activities was $1,126,965, $12,608,263 and $9,616,398 in 2001, 2000 and 1999, respectively. Cash provided by financing activities in 2001 consisted primarily of net proceeds from the sale of stock related to the exercise of employee stock options.

In 2000, cash provided by financing activities consisted primarily of net proceeds from our equity transactions with Delphi. In May 2000, we received $4.0 million from Delphi in exchange for (a) Delphi's exclusive right to utilize and manufacture our patented switch technologies for the automotive industry, (b) a warrant to purchase 225,000 shares of our stock and (c) an option to purchase approximately 1.65 million shares of our stock. In June 2000, Delphi exercised its option to purchase approximately 1.65 million shares of our common stock, representing approximately 18% of our outstanding shares at that time, for approximately $11.5 million in cash.

The license agreement with Delphi also requires Delphi to make minimum royalty payments totaling $12 million during the initial seven-year term ending June 30, 2007. Delphi can maintain exclusivity for the automotive industry through June 30, 2012 by making additional minimum annual royalty payments during that period. After June 30, 2012, either Delphi or the Company may convert the agreement to a nonexclusive agreement through 2020.

In 1999, cash provided by financing activities consisted primarily of the net proceeds from our private stock offering and our public stock offering. On August 26, 1999, we filed a registration statement with the Securities and Exchange Commission to issue 2,000,000 shares of our common stock at $5.00 per share. The offering was concluded after all shares available were sold. The underwriter of the stock offering was Roth Capital Partners (formerly Cruttenden Roth). The net proceeds from the offering were $8,196,312, which is net of $1,803,688 in costs paid by us related to the offering.

At December 31, 2001, we had approximately $14,890,000 in net operating loss carry forwards available for federal and state income tax purposes. We have not recognized any benefit from these operating loss carryforwards, which expire in 2011 through 2021.

The Company has employment and separation agreements with key members of management. These agreements call for a base salary and bonuses based upon the performance of the Company. These agreements also provide for salary and benefits in the event of separation. Effective December 31, 2001, the Chairman of the Board resigned his CEO position and remained as Chairman. His employment agreement provided for salary and benefits in the event of termination or resignation. As such, the company has recorded a charge of $397,431 for the year ended December 31, 2001 to be paid over an 18-month period.

We have experienced significant operating losses since our inception. We expect that our capital expenditure and working capital requirements in the foreseeable future would increase depending on the rate of our expansion, our operating results, and other adjustments in our operating plan as needed in response to competition or unexpected events. We do not have any current plans to obtain additional financing through the sale of equity or by establishing lines of credit. We believe that cash on hand will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. The Company does not use derivative financial instruments to manage these risks and does not hold or issue financial instruments for trading purposes.

We are currently exposed to credit risk on credit extended to our licensees. Based on the credit worthiness of our licensee base and the relative size of these financial instruments, we believe the risk associated with these instruments will not have a material adverse affect on our business, financial position, results of operations or cash flows.

Additionally, we are exposed to some market risk through interest rates related to our investment of cash and cash equivalents of approximately $12 million. The risk is not considered material and we manage such risk by evaluating the best investment rates available for short-term high-quality investments.

Presently, all of the Company's receivables and payments are made in U.S. dollars and, consequently, the Company believes it has no foreign currency exchange rate risk. However, in the future, the Company may enter into agreements in foreign currencies that may subject the Company to foreign exchange rate risk. There can be no assurance that the Company's future efforts to reduce foreign exchange risk will be successful.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements regarding our plans, expectations, estimates and beliefs. Actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements in these documents include, but are not necessarily limited to, those relating to our beliefs regarding the competitive technological advantages and anticipated commercial success of our technologies, intention to achieve widespread commercial acceptance of our licensed technologies, ability to obtain new licensees, ability to develop new or existing switch technologies, objective to establish Duraswitch technologies as the design standard in the electronic switch industry, estimates of anticipated growth in the switch market, success in developing new or enhanced products to take advantage of market opportunities or to respond to competition, ability to complete any future acquisitions of products or businesses, manufacturing industry's acceptance and demand for our technology licenses, licensees' willingness and ability to successfully market our technologies to new and existing customers, and opportunities derived from our investments.

When you consider the forward-looking statements in this report, you should keep in mind the cautionary information which is described from time to time in our documents filed with the Securities and Exchange Commission. Our performance may differ materially from that contemplated by such forward-looking statements as a result of certain risk factors, including but not limited to impairment of our competitive position if we are unable to protect our proprietary technologies, expenses or restrictions incurred from third party claims of patent infringement, fluctuation of quarterly revenues and operating results, stock price volatility, the loss of a key executive, underestimating the amount of licensing sales that we need to cover expenses and the length of time it will take to develop these sales, lack of market acceptance of our technologies, the introduction of new and/or replaceable technology in our field, and currency, political and other risks associated with international business.

The forward-looking statements represent the Company's judgment as of the date of this report. Duraswitch disclaims, however, any intent or obligation to update these forward-looking statements.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Duraswitch Industries, Inc.
Mesa, Arizona

We have audited the accompanying consolidated balance sheets of Duraswitch Industries, Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Phoenix, Arizona
February 15, 2002

DURASWITCH INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 12,016,430	$ 16,445,564
Accounts receivable (net of allowance for doubtful accounts of $17,500 in 2001 and $20,000 in 2000)	101,934	224,419
Inventory (Note 4)	275,919	250,983
Prepaid expenses and other current assets	186,658	230,995
Total current assets	12,580,941	17,151,961
PROPERTY AND EQUIPMENT — Net (Notes 6 and 8)	1,052,603	903,150
GOODWILL — Net	443,874	516,840
PATENTS — Net	588,272	337,481
OTHER ASSETS	150,459	188,722
TOTAL	$ 14,816,149	$ 19,098,154
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 84,812	$ 52,469
Accrued salaries and benefits	575,738	321,649
Other accrued expenses and other current liabilities	166,912	224,289
Deferred licensing revenue (Note 7)	458,150	477,880
Current portion of capital leases payable (Note 8)	17,457	46,035
Total current liabilities	1,303,069	1,122,322
LONG-TERM LIABILITIES:		
Capital leases payable (Note 8)	26,323	43,780
Other non-current liabilities (Note 13)	181,240	-
Deferred licensing revenue — long-term (Note 7)	1,773,981	2,183,362
Total long-term liabilities	1,981,544	2,227,142
Total liabilities	3,284,613	3,349,464
COMMITMENTS AND CONTINGENCIES (Notes 3 and 13)		
STOCKHOLDERS' EQUITY (Notes 9 and 10):		
Common stock, $.001 par value, 40,000,000 shares authorized in 2001 and 2000, 9,528,695 and 9,266,696 shares issued and outstanding in 2001 and 2000, respectively	9,529	9,267
Preferred stock, Series A, no par value, 10,000,000 shares authorized, no shares issued and outstanding in 2001 and 2000	-	-
Additional paid-in capital	27,285,470	26,112,732
Accumulated deficit	(15,763,463)	(10,373,309)
Total stockholders' equity	11,531,536	15,748,690
TOTAL	$ 14,816,149	$ 19,098,154

See notes to consolidated financial statements.

DURASWITCH INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
NET REVENUE (Note 3):			
Licensing (Note 7)	$ 835,541	$ 533,137	$ -
Product	149,771	1,785,599	1,674,174
Total net revenue	985,312	2,318,736	1,674,174
COST OF GOODS SOLD:			
Licensing	100,540	49,666	-
Product	156,298	2,004,989	2,029,208
Total cost of goods sold	256,838	2,054,655	2,029,208
Gross profit (loss)	728,474	264,081	(355,034)
OPERATING EXPENSES:			
Selling, general and administrative (Note 13)	3,899,652	3,343,605	2,311,577
Research and development	2,773,221	1,716,825	889,922
Total operating expenses	6,672,873	5,060,430	3,201,499
LOSS FROM OPERATIONS	(5,944,399)	(4,796,349)	(3,556,533)
OTHER INCOME — Net	554,245	686,472	81,615
NET LOSS	$(5,390,154)	$(4,109,877)	$(3,474,918)
NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$ (0.57)	$ (0.49)	$ (0.58)
WEIGHTED AVERAGE SHARES OUTSTANDING, BASIC AND DILUTED	9,443,313	8,435,856	6,033,767

See notes to consolidated financial statements.

DURASWITCH INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	Common Stock		Series A Preferred Stock		Note Receivable	Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount				
BALANCE, JANUARY 1, 1999	4,911,250	$4,911	-	$ -	$ -	$ 3,535,878	$ (2,788,514)	$ 752,275
Net proceeds from sale of common stock for cash in private offering	305,992	306				955,280		955,586
Net proceeds from sale of common stock for cash in public offering	2,000,000	2,000				8,194,312		8,196,312
Stock warrants exercised	275,685	276			(147,263)	565,995		419,008
Issuance of stock for services	2,667	3				8,497		8,500
Compensation expense from stock options						13,965		13,965
Net loss							(3,474,918)	(3,474,918)
BALANCE, DECEMBER 31, 1999	7,495,594	7,496	-	-	(147,263)	13,273,927	(6,263,432)	6,870,728
Issuance of option to purchase stock for cash (Notes 7 and 9)						688,132		688,132
Issuance of warrant to purchase stock for cash (Notes 7 and 9)						446,206		446,206
Stock option exercised (Notes 7 and 9)	1,651,846	1,652				11,499,510		11,501,162
Employee stock options exercised	76,386	76				119,993		120,069
Stock warrants exercised	42,870	43				84,964		85,007
Cash received from note receivable					147,263			147,263
Net loss							(4,109,877)	(4,109,877)
BALANCE, DECEMBER 31, 2000	9,266,696	9,267	-	-	-	26,112,732	(10,373,309)	15,748,690
Employee stock options exercised	261,999	262				1,172,738		1,173,000
Net loss							(5,390,154)	(5,390,154)
BALANCE, DECEMBER 31, 2001	9,528,695	$9,529	-	$ -	$ -	$27,285,470	$(15,763,463)	$11,531,536

See notes to consolidated financial statements.

DURASWITCH INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$(5,390,154)	$(4,109,877)	$(3,474,918)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	418,546	294,023	223,788
Loss on disposal of equipment	2,552	4,792	(11,640)
Stock option compensation expense	-	-	13,965
Issuance of stock for services	-	-	8,500
Bad debt expense	-	-	30,654
Changes in operating assets and liabilities:			
Accounts receivable	122,485	13,974	(132,969)
Inventory	(24,936)	285,511	(300,927)
Prepaid expenses and other current assets	4,338	(21,618)	(92,737)
Accounts payable	32,343	(190,082)	21,308
Accrued salaries and benefits	254,089	(140,365)	310,068
Other accrued expenses and other current liabilities	(57,377)	(3,887)	156,791
Other non-current liabilities	181,240	-	-
Deferred licensing revenue	(429,111)	2,661,242	-
Net cash used in operating activities	(4,885,985)	(1,206,287)	(3,248,117)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Increase in patents	(283,464)	(185,102)	(34,232)
Decrease (increase) in other assets	14,838	(164,425)	(24,297)
Advance to Camplex	-	-	(150,000)
Repayment of (payment of) advance to employee	40,000	(40,000)	-
Proceeds from Camplex	-	31,578	60,000
Proceeds from sale of equipment	7,000	-	12,500
Purchases of property and equipment	(448,488)	(483,290)	(491,285)
Net cash used in investing activities	(670,114)	(841,239)	(627,314)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from sale of stock	1,173,000	11,706,238	9,395,906
Proceeds from issuance of note payable	-	-	550,000
Payment received on note receivable	-	147,263	-
Proceeds from sale of warrant & option	-	1,134,338	-
Principal payments on notes payable and capital leases	(46,035)	(304,576)	(364,227)
Repayment of loans from officers	-	-	(40,281)
Net borrowings (repayments) on line of credit	-	(75,000)	75,000
Net cash provided by financing activities	1,126,965	12,608,263	9,616,398
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,429,134)	10,560,737	5,740,967
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	16,445,564	5,884,827	143,860
CASH AND CASH EQUIVALENTS, END OF YEAR	$12,016,430	$16,445,564	$ 5,884,827
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid for interest	$ 12,169	$ 39,347	$ 76,985
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:			
Acquisition of equipment through capital lease	-	34,800	57,873
Reduction of debt in connection with exercise of warrants	-	-	175,000
Note receivable in connection with exercise of warrants	-	-	147,263
Services received in exchange for reduction of advance to Camplex	-	10,000	48,422

See notes to consolidated financial statements.

DURASWITCH INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business

Duraswitch Industries, Inc. (the "Company") engineers, markets and licenses electronic switch technologies used to operate or control products in a wide variety of commercial and consumer applications. The Company is building domestic and foreign patent protection for its technologies and is entering into license agreements with switch manufacturers and OEMs worldwide to achieve widespread distribution of its technologies. During 2000, Duraswitch started to implement its new business model of licensing its technologies rather than manufacturing switches. The Company has completed this transition and expects almost all of its future revenue to come from licensing efforts. Licensing royalties are based on licensed manufacturers' use of the Company's intellectual property for electronic switch applications on a per switch basis.

The Company has experienced significant operating losses since its inception. The Company raised approximately $8.2 million, net, from its public offering in August 1999. In May 2000, the Company received $4.0 million from Delphi Automotive Systems LLC, now Delphi Corporation ("Delphi"), for the exclusive right to utilize and manufacture the Company's patented switch technologies for the automotive industry, a warrant to purchase 225,000 shares of stock and a short-term option to purchase approximately 1.65 million shares of common stock. In June 2000, Delphi exercised this option to purchase approximately 1.65 million shares of the Company's common stock, representing approximately 18% of the Company's outstanding shares, for approximately $11.5 million in cash. Management believes the Company will be able to meet the Company's presently projected cash and working capital requirements for at least the next 12 months. The timing and amounts of cash used will depend on many factors, including the Company's ability to increase revenues, control expenditures, and become profitable.

2. Summary of Significant Accounting Principles

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The following paragraphs summarize the significant accounting policies followed by the Company in the preparation of its financial statements.

Principles of Consolidation — All material intercompany balances and transitions have been eliminated in consolidation.

Cash Equivalents — The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Inventory is carried at the lower of cost, determined using the FIFO ("first-in, first-out") method, or market.

Property and Equipment — Depreciation is computed using the straight-line method over the useful lives of the related assets as follows:

Computer software	3 years
Computer equipment	5 years
Other machinery and equipment	5 years
Office furniture and fixtures	7 years

Leasehold improvements are amortized over the lesser of their estimated useful life or the term of the lease.

Patents are reported at cost and are amortized using the straight-line method over the estimated life of twenty years. Patents are reported net of accumulated amortization of $103,722 and $71,049 at December 31, 2001 and 2000, respectively.

Goodwill is recorded at cost and is being amortized on a straight-line basis over ten years. Goodwill is recorded net of accumulated amortization of $285,782 and $212,816 at December 31, 2001 and 2000 respectively.

Revenue Recognition — We enter into licensing agreements with our customers. Our licensing strategy incorporates a simplified requirement whereby the licensee purchases defined licensed components from Duraswitch. The component cost includes the royalty for the rights to manufacture, assemble and sell patented Duraswitch technologies. In some cases where no components are supplied, we are paid a royalty per switch manufactured. We support our licensees with engineering, design, testing, specification materials, training programs, marketing assistance, customer leads, and patent protection. Every licensee has strict qualitative standards to maintain as part of their licensing agreement. Our non-exclusive licensees pay between $0.10 and $0.78 per switch depending on the type of switch and volume. The terms of some of our license agreements require prepayment of royalties to Duraswitch. The prepayments are recorded as deferred revenue and licensing revenue is recognized when the royalties are earned under the licensing agreements. Royalties are considered earned when the licensee purchases component parts from Duraswitch or, when component parts are not supplied by Duraswitch, royalties are considered earned when the licensee manufactures a switch utilizing Duraswitch technology. The deferred revenue received from Delphi in 2000 is being amortized over the initial seven-year term of the exclusive license agreement.

Income Taxes — Deferred taxes are provided on temporary differences between the tax basis of assets and liabilities for financial reporting purposes and income tax purposes. The valuation allowance reduces deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax assets that, more likely than not, will be realized.

Loss Per Common Share — Basic earnings or loss per share is computed by dividing the loss attributable to the stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings or loss per share is computed using the weighted average number of shares of common stock outstanding plus the effect of any stock options or warrants if they are dilutive.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of — The Company reviews its long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeds the fair market value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

We evaluate the recoverability of property and equipment and intangibles not held for sale by comparing the carrying amount of the asset or group of assets against the estimated undiscounted future net cash flows expected to result from the use of the asset or group of assets. Goodwill from acquisitions related to a group of assets being evaluated for impairment is included in the evaluation. If the undiscounted estimated cash flows are less than the carrying value of the asset or group of assets being reviewed, an impairment loss would be recorded. The loss would be measured based on the estimated fair value of the asset or group of assets compared to cost. The estimated fair value would be based on the best information available under the circumstances, including prices for similar assets and the results of valuation techniques, including the present value of expected future cash flows using a discount rate commensurate with the risks involved.

Fair Value of Financial Instruments — The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to the short-term maturities of these instruments. The fair value of notes payable and capital leases approximate the carrying value of these instruments because the terms are similar to those in the market place under which they could be replaced.

New Accounting Standards — In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangibles*. SFAS

No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001, for which the date of acquisition is July 1, 2001 or later, eliminates the pooling-of-interests method, and identifies criteria for the establishment of identifiable intangible assets separate from goodwill resulting from a business combination. SFAS No. 142 requires companies to cease amortizing goodwill. SFAS No. 142 also establishes a new method of testing goodwill and other intangibles for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The standard is effective for the Company's fiscal year beginning January 1, 2002. Management does not expect the adoption of these standards to have a material effect on the Company's financial position or results of operation. Total goodwill amortization was $72,966 in 2001, 2000 and 1999.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value for long-lived assets to be held and used or fair value less cost to sell for long-lived assets to be disposed of, whether reported in continuing operations or in discontinued operations. The standard is effective for the Company's fiscal year beginning January 1, 2002. Management does not expect the adoption of this standard to have a material effect on the Company's financial position or results of operations.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications — Certain reclassifications were made to the 2000 and 1999 amounts to conform to the 2001 presentation.

3. Concentrations

The Company maintained its cash and cash equivalents in three financial institutions at December 31, 2001. At December 31, 2001, the Company maintained cash and cash equivalents at financial institutions in excess of federal depository insurance.

In 2001, Delphi represented 42 percent of net revenue and Siemens Cerberus represented 11 percent of net revenue. In 2000, Delphi represented 12 percent of net revenue and Ericsson, Inc. represented 19 percent of net revenue. In 1999, no customer exceeded 10 percent of net revenue. Net revenue from Delphi resulted primarily from amortization of deferred licensing revenue which was received in 2000.

4. Inventory

Inventory consists of the following at December 31:

	2001	2000
Raw materials	$263,987	$179,130
Work in process	31,924	77,088
Finished goods	12,708	14,765
Less reserve for obsolete inventory	(32,700)	(20,000)
Total inventory	$275,919	$250,983

The Company recorded a charge of $12,700 to increase the reserve for obsolete inventory in 2001. No charge was recorded in 2000 or 1999.

5. Loan to Camplex

During the first six months of 1999, the Company advanced $150,000 to Camplex/Concept W Corporation ("Camplex"), an entity that the Company had considered as a possible acquisition candidate. On May 14, 1999, the Company determined that it would not acquire Camplex. The $150,000 unsecured loan to Camplex was due December 31, 2000 and bore interest at 9 percent per annum. During 1999, the Company received partial cash payments and services performed by Camplex, which reduced the amount owed by Camplex. At December 31, 1999, the outstanding balance was $41,578. During 2000, Camplex repaid this loan in full through services rendered by Camplex and cash payments by Camplex.

6. Property and Equipment

Property and equipment consists of the following at December 31:

	2001	2000
Computer equipment and software	$ 669,207	$ 487,508
Other machinery and equipment	660,648	452,057
Leasehold improvements	294,314	251,597
Office furniture and fixtures	113,151	110,823
Total	1,737,320	1,301,985
Less accumulated depreciation	(684,717)	(398,835)
Property & equipment — net	$1,052,603	$ 903,150

7. Deferred Licensing Revenue

In April 2000, the Company entered into a license agreement with Delphi that gives Delphi the exclusive right to utilize and manufacture the Company's patented switch technologies for the automotive industry. In connection with the license agreement, the Company also issued a warrant to Delphi to purchase 225,000 shares of common stock at $7.00 per share and a short-term option to purchase 1,651,846 shares of common stock at $7.00 per share. In exchange, Delphi paid the Company a nonrefundable payment of $4.0 million and agreed to pay a royalty fee for each switch sold by Delphi. The term of the exclusive license agreement is seven years. The agreement also requires Delphi to make minimum royalty payments totaling $12 million during the initial seven-year term ending June 30, 2007. Delphi can maintain exclusivity for the automotive industry through June 30, 2012 by making additional minimum annual royalty payments during that period. After June 30, 2012 either Delphi or the Company may convert the agreement to a nonexclusive agreement through 2020.

The estimated fair value of the warrant and the option was $1,134,338, as determined using the Black-Scholes valuation model. The remaining value of the nonrefundable payment totaling $2,865,662 was recorded as deferred revenue and is being amortized over the initial seven-year term of the exclusive license agreement.

The licensing agreement with Delphi generated licensing revenue of $411,362 and $277,860 for the years ended December 31, 2001 and 2000, respectively, which primarily resulted from the amortization of deferred revenue which was received in 2000.

8. Capital Leases

The Company has capital leases for property and equipment with a gross value of $182,680 and a net book value of $64,967 at December 31, 2001. The amortization of fixed assets acquired with capital leases is included in depreciation expense. At December 31, 2001, the present values of future minimum capital lease payments are as follows:

2002	$22,924
2003	20,825
2004	8,766
Total	52,515
Less interest at rates ranging from 13% to 24%	8,735
Present value of minimum capital lease obligations	43,780
Less current portion of capital lease obligations	17,457
Long-term portion of capital lease obligations	$26,323

9. Stockholders' Equity

Common Stock — The Company sold 2,000,000 shares of common stock for net proceeds of $8,196,312 in its 1999 public offering. On April 20, 2000, the Company sold a short-term option to Delphi to purchase 1,651,846 shares of non-registered common stock at $7.00 per share (Note 7). On June 19, 2000, Delphi exercised this purchase option to acquire 1,651,846 shares of common stock at $7.00 per share, representing approximately 18 percent of outstanding shares.

Series A Convertible Preferred Stock — As of December 31, 2001, no preferred stock is outstanding. The Series A convertible preferred stock is convertible into common stock at a rate of one for one and has the same voting rights as the common stock. Dividends accumulate as declared by the Board of Directors and none have been declared. Preferred stockholders would have preferences in the event of liquidation and would receive dividends prior to common stockholders if dividends were declared.

Warrants — On March 1, 1999, the Company sold to two stockholders warrants to purchase 23,530 shares of common stock at a price of $3.19 per share. The stockholders purchased these warrants for $5,000. The warrants were exercised on June 30, 1999 for a $75,000 reduction in principal of promissory notes executed with the Company on April 30, 1999.

On April 30, 1999, a shareholder exercised warrants to purchase 252,155 shares of common stock at a price of $1.98 per share. As payment for the exercise price, the shareholder paid approximately $250,000 in cash, agreed to cancel our $100,000 loan and executed a note payable to us in the amount of $147,263. This note bore interest at 8 percent per annum and was payable December 31, 1999. On December 30, 1999, the Company agreed to extend the due date to March 1, 2000. On February 24, 2000, this note was paid in full.

In connection with the public offering that closed in September 1999, the underwriter was granted warrants to purchase 200,000 shares of common stock at an exercise price of $8.25 per share. If not exercised, these warrants will expire on August 26, 2004.

On April 20, 2000, the Company sold a warrant to Delphi to purchase 225,000 shares of common stock at $7.00 per share. If not exercised, this warrant will expire on April 20, 2004 (Note 7).

A summary of changes in outstanding warrants is as follows:

	Warrants	Price Range
Balance, January 1, 1999	342,084	$1.98 - $3.19
Issued	223,530	$3.19 - $8.25
Exercised	(275,685)	$1.98 - $3.19
Balance, December 31, 1999	289,929	$1.98 - $8.25
Issued	225,000	$7.00
Exercised	(42,870)	$1.98
Balance, December 31, 2000	472,059	$3.19 - $8.25
Issued	-	
Exercised	-	
Balance, December 31, 2001	472,059	$3.19 - $8.25

Common Stock Reverse Split — Effective August 16, 1999, the Company's Board of Directors declared a 1 for 4.25 reverse stock split for all common shares outstanding, which became effective August 19, 1999. All references in the financial statements to number of shares, per share amounts and stock option data of the Company's common stock have been restated to reflect the effect of the reverse stock split.

10. Stock Option Plans

Effective May 1, 1997, the Board of Directors approved a stock option plan ("1997 Option Plan"). This plan provides for the granting of incentive and nonqualified stock options to officers, directors and employees of the Company. The plan also provides for the granting of nonqualified stock options to any director, consultant or other individual whose participation the Board of Directors determines to be in the best interest of the Company. The number of shares authorized for options under the 1997 Option Plan is 823,535.

The Company's 1999 Stock Option Plan (the "1999 Option Plan") was adopted by the Company's Board of Directors and was ratified by the stockholders on March 8, 1999. The number of shares of common stock authorized subject to options under the 1999 Option Plan is 235,294 shares.

The Company's 2000 Stock Option Plan (the "2000 Option Plan") was adopted by the Company's Board of Directors and was ratified by the stockholders on June 19, 2000. The number of shares of common stock authorized subject to options under the 2000 Option Plan is 250,000 shares.

The Company accounts for the fair value of the options issued to non-employees in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation*. The compensation cost that has been charged against income for 2001, 2000 and 1999 for the plan options is $0, $0 and $13,965, respectively. Options granted to non-employees were for services performed such as engineering, consulting and public relations.

As permitted by SFAS No. 123, the Company has elected to continue to measure cost for its stock-based compensation plans with employees and Directors using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. Accordingly, no compensation cost has been recognized, as the option prices are equal to or greater than fair market value of the stock on the grant dates. The fair value of all stock option grants is estimated on the date of grant in accordance with SFAS No. 123 using the Black-Scholes option pricing model with the following assumptions: an expected risk-free interest rate of 4 percent, 6.5 percent, and 5 percent for options granted in 2001, 2000 and 1999, respectively, an expected life of three years, an expected volatility rate of 56 percent, 48 percent, and 45 percent for options granted in 2001, 2000 and 1999, respectively, and an expected dividend rate of zero percent. Had compensation for the Company's stock options granted to employees been determined based upon the fair value at the grant date for awards consistent with a methodology prescribed in SFAS No. 123, the Company's net loss and net loss per share for the years ended December 31, 2001, 2000 and 1999 would have been increased to the pro forma amounts indicated below:

	2001	2000	1999
Net loss:			
As reported	$(5,390,154)	$(4,109,877)	$(3,474,918)
Pro forma	(6,024,817)	(4,592,995)	(3,673,313)
Basic and diluted net loss per share:			
As reported	(0.57)	(0.49)	(0.58)
Pro forma	(0.64)	(0.54)	(0.61)

Options granted under all plans expire up to ten years from the date of grant. Options that expire or terminate prior to exercise are added to the shares available for future grants.

A summary of changes in stock options is as follows:

	Option Shares	Weighted Average Exercise Price
Balance, January 1, 1999	733,530	$ 11.60
Granted	173,139	$ 4.01
Exercised	-	$ -
Expired or terminated	(3,523)	$ 3.47
Balance, December 31, 1999	903,146	$ 10.17
Granted	170,976	$ 6.48
Exercised	(76,386)	$ 1.57
Expired or terminated	(23,944)	$ 13.50
Balance, December 31, 2000	973,792	$ 10.13
Granted	131,100	$ 10.55
Exercised	(261,999)	$ 4.50
Expired or terminated	(31,194)	$ 15.62
Balance, December 31, 2001	811,699	$ 11.80

	2001	2000	1999
Exercisable at the end of the year	786,699	872,851	620,914
Weighted average fair value of options granted during the year	$ 4.29	$ 2.52	$ 0.99

A summary of options outstanding and exercisable as of December 31, 2001 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 0.02 – $ 1.32	8,696	5.7	$ 1.31	8,696	$ 1.31
$ 3.13 – $ 3.50	20,200	7.8	$ 3.33	20,200	$ 3.33
$ 6.00 – $10.85	528,915	7.8	$ 7.50	503,915	$ 7.49
$13.01 – $22.31	253,888	6.1	$21.81	253,888	$21.81
$ 0.02 – $22.31	811,699	7.2	$11.80	786,699	$11.94

11. Income Taxes

Net deferred tax assets consist of the following at December 31:

	2001	2000
Deferred tax assets:		
Operating loss carryforwards	$ 5,955,008	$ 2,517,856
Deferred licensing revenue	892,853	1,064,497
Research and development credits	190,090	78,000
Other	261,062	95,325
Total	7,299,013	3,755,678
Less valuation allowance	(6,977,284)	(3,540,441)
Total	321,729	215,237
Deferred tax liabilities:		
Patents	(247,861)	(132,345)
Other	(73,868)	(82,892)
Total	$ —	$ —

During the years ended December 31, 2001, 2000 and 1999, the Company increased the valuation allowance by $3,436,843, $1,083,000 and $1,301,000, respectively, against deferred tax assets. The increase in the valuation allowance recorded in 2001 includes $1,121,965 for net operating loss carryforwards related to stock compensation. The benefit of the utilization of these net operating loss carryforwards would be recorded as a credit to additional paid-in capital. The valuation allowance reduces deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax assets that, more likely than not, will be realized. Realization of the deferred tax assets is dependent upon generating sufficient future taxable income in the period that temporary differences and carryforwards are expected to be available to reduce taxable income.

The Company's net operating loss carryforwards of approximately $14,890,000 for federal and state income tax purposes expire in 2011 through 2021.

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for 2001, 2000 and 1999 due to the following:

	2001	2000	1999
Benefit calculated at statutory rate	$ 1,832,652	$ 1,397,358	$ 1,181,472
Increase (decrease) in income resulting from:			
State income taxes, net	323,409	246,593	208,495
Permanent differences	159,290	(560,951)	(88,967)
Valuation allowance	(2,315,352)	(1,083,000)	(1,301,000)
Total	$ -	$ -	$ -

12. Selected Quarterly Financial Data (Unaudited)

The following table presents unaudited operating results for each quarter within the two most recent years. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the following quarterly results when read in conjunction with the financial statements included elsewhere in this report. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full fiscal year:

	2001 - Quarter Ended,			
	December 31	September 30	June 30	March 31
Net revenue	$ 297,837	$ 228,681	$ 197,218	$ 261,576
Gross profit	236,850	202,164	148,300	141,160
Net loss	(1,871,456)	(1,292,302)	(1,286,728)	(939,668)
Net loss per common share, basic and diluted(1)	$ (0.20)	$ (0.14)	$ (0.14)	$ (0.10)

	2000 - Quarter Ended,			
	December 31	September 30	June 30	March 31
Net revenue	$ 486,581	$ 602,371	$ 504,933	$ 724,851
Gross profit (loss)	89,835	172,975	65,794	(64,523)
Net loss	(1,227,755)	(796,050)	(1,051,380)	(1,034,692)
Net loss per common share, basic and diluted(1)	$ (0.13)	$ (0.09)	$ (0.14)	$ (0.14)

(1) Earnings per share are computed independently for each quarter and the full year based upon respective average shares outstanding. Therefore, the sum of the quarterly net earnings per share may not equal the annual amounts reported

13. Commitments

Management Services Agreement — The Company has a management services agreement with a company owned and operated by the founders, two major stockholders. This management agreement requires the Company to pay a management service fee equal to 1.1 percent of the invoiced sales price for all Company-patented technology component switches and integrated switch panels sold by the Company. Also, the Company has agreed to pay an equivalent percentage of any license or sublicense fees received from the patented technologies. This agreement remains in effect until the expiration of the last patent, which may be issued on the switch technologies. During 2001, 2000 and 1999, the Company paid approximately $9,200, $67,000 and $8,900, respectively, under this agreement.

Employment and Separation Agreements — The Company has employment and separation agreements with key members of management. These agreements call for a base salary and bonuses based upon the performance of the Company. These agreements also provide for salary and benefits in the event of separation.

Effective December 31, 2001, the Chairman of the Board resigned his CEO position and remained as Chairman. His employment agreement provided for salary and benefits in the event of termination or resignation. As such, the company has recorded a charge of $397,431 for the year ended December 31, 2001 to be paid over an 18-month period.

Lease Agreements — Rent expense for the periods ended December 31, 2001, 2000 and 1999 approximated $199,000, $199,000 and $187,000, respectively. Future minimum rental payments are as follows:

2002	$211,829
2003	222,094
Total	$433,923

Corporate and Shareholder Information

Headquarters
234 South Extension
Mesa, AZ 85210
USA
Tel 480.586.3300
Fax 480.844.9625
www.duraswitch.com



Board of Directors and Chief Executive Officer
Top Row: William Peelle, Terry Dunlap, Tony Van Zeeland, Bob Brilon
Front Row: Carl Rausch, John Hail, Michael Van Zeeland
Not Pictured: Lothar Veeser (replaced Carl Rausch effective March 2002)

Common Stock
Listed on the Nasdaq National Market System
Stock Symbol DSWT

Board of Directors:
Terry Dunlap, Chairman
John Hail
William Peelle
Tony Van Zeeland
Michael Van Zeeland
Lothar Veeser

Management Team:
Bob Brilon, CEO, President and CFO
Tony Van Zeeland, COO and EVP Engineering
Tim Kuhn, VP Business Development
Ken Copic, VP General Manager
Phil Sawyer, VP Engineering
Frank Freeman, VP Intellectual Property
Heather Beshears, VP Corporate Communications
Deborah Moore, VP Finance and Administration
David VanZoest, VP Research and Development

Investor Relations:
Heather Beshears
VP Corporate Communications
480.586.3357
shareholder@duraswitch.com

Transfer Agent and Registrar:
Computershare Trust Company, Inc.
P.O. Box 1596
Denver, CO 80201
303.262.0600

Auditor:
Deloitte & Touche LLP
2901 North Central Avenue
Phoenix, AZ 85012

Legal Counsel:
Corporate
Quarles & Brady Streich Lang
One Renaissance Square
Two North Central Avenue
Phoenix, AZ 85004
Patent/Intellectual Property
Cook, Alex, McFarron, Manzo, Cummings & Mehler
200 West Adams
Chicago, IL 60606

To request a complete copy of the Form 10K, contact Investor Relations, Duraswitch Industries, Inc., 234 South Extension, Mesa, AZ 85210, via phone at 480.586.3300 or access the Company's Web site www.duraswitch.com to download a copy.


PushGate™
DURASWITCH®
www.duraswitch.com